Accelerated Death Benefit for Chronic Illness Rider
WHEN A CHRONIC ILLNESS BENEFIT IS PAID UNDER THE TERMS OF THIS RIDER, THE CONTRACT TO WHICH THIS RIDER IS ATTACHED WILL REMAIN IN FORCE WITH A REDUCED SPECIFIED AMOUNT, REDUCED CASH VALUES, AND A REDUCED DEATH BENEFIT. AFTER SUCH PAYMENT, THE PREMIUM WILL BE BASED ON THE REDUCED SPECIFIED AMOUNT.
BENEFIT PAYMENTS FOR A CHRONIC ILLNESS BENEFIT, AS DESCRIBED IN THIS RIDER, MAY ONLY BE MADE IF THE PAYMENT IS SUBJECT TO FAVORABLE TAX TREATMENT BY THE FEDERAL GOVERNMENT.
A CHRONIC ILLNESS BENEFIT MAY BE TAXABLE. RECEIPT OF THIS BENEFIT MAY ADVERSELY AFFECT YOUR ELIGIBILITY FOR MEDICAID OR OTHER GOVERNMENT BENEFITS OR ENTITLEMENTS. ACCELERATED BENEFITS DO NOT AND ARE NOT INTENDED TO QUALIFY AS LONG-TERM CARE INSURANCE. YOU SHOULD CONSULT YOUR PERSONAL TAX ADVISOR REGARDING THE TAX TREATMENT OF ACCELERATED BENEFITS.  YOU SHOULD CONTACT A QUALIFIED ADVISOR OR THE APPLICABLE GOVERNMENT AGENCY (SUCH AS THE LOCAL STATE MEDICAID OFFICE) FOR ADVICE REGARDING ELIGIBILITY FOR MEDICAID OR OTHER GOVERNMENT BENEFITS OR ENTITLEMENTS BEFORE REQUESTING THIS BENEFIT.
Definitions
The following are key words used in this rider. As you read this rider, refer to these definitions.
Activities of Daily Living
Activities of Daily Living are the following six basic activities required for the Insured to remain independent.
1)	Bathing - washing oneself by sponge bath; or in either a tub or shower, including the task of getting into or out of the tub or shower.
2)
Continence - the ability to maintain control of bowel and bladder function; or when unable to maintain control of bowel or bladder function, the ability to perform associated personal hygiene (including caring for catheter or colostomy bag).

3)	Dressing - putting on and taking off all items of clothing and any necessary braces, fasteners or artificial limbs.
4)	Eating - feeding oneself by getting food into the body from a receptacle (such as a plate, cup or table) or by a feeding tube or intravenously. Eating does not include preparing meals.
5)
Toileting - getting to and from the toilet, getting on and off the toilet, and performing associated personal hygiene.  Toileting does not include other activities that take place in the bathroom or lavatory.

6)	Transferring - moving into or out of a bed, chair or wheelchair. Transferring does not include mobility outside of the home or facility, including but not limited to transportation.
Chronic Illness Benefit
The amount that will be paid to you as defined in the Chronic Illness Benefit section of this rider. The Chronic Illness Benefit is paid to you in a lump sum.
Chronic Illness or Chronically Ill
A Physician certifies that for a continuous period of at least 90 days within the last 12 months, the Insured has had a condition resulting in:
1)	being unable to perform, without Substantial Assistance from another individual, at least two Activities of Daily Living due to a loss of functional capacity; or
2)	requiring Substantial Supervision to protect such Insured from threats to health and safety due to Severe Cognitive Impairment.
Family Member
Anyone related to you or the Insured in any of the following ways:  Spouse, parent, grandparent, child or grandchild, brother or sister, aunt or uncle, niece

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or nephew, first cousin (including adopted, in-law, and step-relatives).
Hands-On Assistance
Physical assistance of another person without which the Insured would be unable to perform Activities of Daily Living.
Physician
A licensed Doctor of Medicine (M.D.) or licensed Doctor of Osteopathy (D.O.), as defined in Section 1861(r)(1) of the Social Security Act, providing services within the scope of licensure and legally qualified to diagnose and treat sickness and injury. This does not include you, the Insured, or a Family Member.
Requested Acceleration
The portion of the Specified Amount that you request be accelerated prior to the Insured's death.  The amount paid will be less than the Requested Acceleration as described in the Chronic Illness Benefit section of this rider.
Severe Cognitive Impairment
The deterioration or loss of the Insured's intellectual capacity. It is measured by clinical evidence and standardized tests which reliably measure the Insured's impairment in:
1)	short or long term memory;
2)	orientation as to people, places or time;
3)	deductive or abstract reasoning; and
4)	judgment as it relates to safety and awareness.
Severe Cognitive Impairment includes conditions such as Alzheimer's disease and similar forms of irreversible dementia.
Spouse
The person with whom you or the Insured has entered into marriage, domestic partnership, civil union partnership, or the equivalent.
Standby Assistance
The presence of another person within arm's reach of the Insured that is necessary to prevent, by physical intervention, injury to the Insured while he or she is performing an Activity of Daily Living.
Substantial Assistance
Hands-On Assistance or Standby Assistance.
Substantial Supervision
Continual supervision (which may include cueing by verbal prompting, gestures, or other demonstrations) by another person nearby and in the same building that is necessary to protect the Insured from threats to the Insured's health or safety. This includes, but is not limited to, threats that may result from wandering.
Benefits Under This Rider
Requesting an Acceleration
While this rider is inforce, you may request to receive a Chronic Illness Benefit.
We will pay a Chronic Illness Benefit to you or your estate, unless you have otherwise designated or assigned this benefit, in a lump sum immediately after we receive your acceleration request and satisfactory proof that the Insured has a Chronic Illness.
If the Insured dies after you request to receive a Chronic Illness Benefit, but before you have received such benefit, we will cancel your request and pay the death benefit in accordance with the terms of the Contract.
Proof that the Insured is Chronically Ill will include a completed claim form and a written statement from a Physician. This information will be used in the benefit calculation.  We will send you the claim form within 15 days of your acceleration request. If we do not send you the claim form within 15 days, you can meet the proof of loss requirement by giving us a written statement of your claim. In all events, we must receive certification from a Physician certifying that the Insured is Chronically Ill. We reserve the right to review the Insured's medical records and to obtain a second medical opinion of the Insured's medical condition at our expense. If there is a disagreement between your Physician and the Physician designated by us, a third medical opinion may be obtained, at our expense, by a mutually acceptable Physician. Such third medical opinion will be binding on both parties.
The minimum Requested Acceleration under this rider is the lesser of $10,000 or 10% of the Specified Amount and may not result in a Chronic Illness Benefit that exceeds the per diem allowance permitted by section 101(g)(3) of the Internal Revenue Code, multiplied by the number of days in the current calendar year that the Insured is Chronically Ill. If the Insured is Chronically Ill for only part of a calendar year, the Chronic Illness Benefit will not be payable for the period during which the Insured was not Chronically Ill. The maximum sum of all Requested Accelerations, for the Contract to which this rider is attached, cannot exceed 80% of the Specified Amount as of the Contract Date, and can never exceed $300,000. The Contract Date and Specified Amount are shown in Section 1, Contract Data.
We will require the signature of the Beneficiary, if the Beneficiary designation then in effect is irrevocable, or any assignee before we pay a benefit under this rider.
You may request a Chronic Illness Benefit no more than once each 12 months.

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Chronic Illness Benefit
The Chronic Illness Benefit is an amount equal to:
1)	the Requested Acceleration multiplied by an actuarial present value factor; minus
2)	an administrative charge equal to $250.
We reserve the right to waive the $250 administrative charge.
The actuarial present value factor will be based on the life expectancy of the Insured and the Accelerated Death Benefit Interest Rate, determined as of the date of the acceleration request.
The Accelerated Death Benefit Interest Rate will not exceed the lesser of:
1)	6%; and
2)	the greater of:
a)	the then current yield on the 90-day Treasury Bills available at the date of the Requested Acceleration; and
b)
the Moody's Corporate Bond Yield Averages – Monthly Average Corporates – published by Moody's Investors Services, Inc. or any successor to that service, subject to the approval of the Interstate Insurance Product Regulation Commission, for the calendar month ending two months before the date of the Requested Acceleration.

The Chronic Illness Benefit is dependent on life expectancy.  If there is not sufficient information to assess the remaining life expectancy of the Insured, we may request additional medical information at our expense.
The Chronic Illness Benefit will not be less than the net cash value multiplied by the Requested Acceleration divided by the Specified Amount.
If the Contract has indebtedness, we will deduct a portion of the Chronic Illness Benefit and apply this portion to reduce indebtedness. The portion deducted will equal:
(A X B)
 C
"A" is the Requested Acceleration.
"B" is the indebtedness on the date of the Chronic Illness Benefit.
"C" is the Specified Amount of the Contract.
The Chronic Illness Benefit will always be less than the Requested Acceleration and in some cases could be zero.  For this reason, you will be notified of the Chronic Illness Benefit amount payable based on your Requested Acceleration amount and you will have the opportunity to accept that amount, revise your Requested Acceleration amount, or withdraw your request for acceleration.
Effect of Benefit Payments
The following will occur upon payment of a Chronic Illness Benefit:
1)	the Contract Value will be reduced proportionally by the Requested Acceleration divided by the Specified Amount;
2)	the Specified Amount, shown in Section 1, Contract Data, less any previous acceleration will be reduced by the Requested Acceleration; and
3)	premiums will be based on the reduced Specified Amount.
Prior to and concurrent with the election to receive a Chronic Illness Benefit, we will give you and any irrevocable Beneficiary a statement demonstrating the effect of the Chronic Illness Benefit payment on the Specified Amount, surrender charges, and premium.
If you choose to exercise the conversion privilege, if any, of the Contract after a payout under this rider has been made, the conversion will be made using the reduced Contract values.
General Provisions
The following provisions apply to this rider:
Applicability
This rider is a part of the Contract to which it is attached, and this benefit is subject to all the provisions of this rider and the applicable Contract provisions.
Effective Date
The Rider Effective Date is shown in Section 1, Contract Data. The incontestability provision in the Contract will apply to this rider, beginning on the Rider Effective Date.
Cancellation
We may not cancel or reduce coverage under this rider. You may cancel this rider by filing a Written Notice with us.
Reinstatement
This rider will be reinstated if:
1)	the Contract to which this rider is attached terminates and is subsequently reinstated according to the Contract's reinstatement provision; and
2)	this rider was in force at the time the Contract terminated.
Termination of Rider
This rider terminates on the earliest of:

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1)	the date a benefit is paid under any Accelerated Death Benefit for Terminal Illness Rider attached to your Contract;
2)	the date the total amount of Requested Accelerations under any accelerated death benefit riders attached to the Contract equals the maximum amount described in the Requesting an Acceleration section;
3)	the date the Contract terminates for any reason;
4)	the date this rider is cancelled by you;
5)	the date the Contract matures;
6)	the date the Insured dies;
7)	the date you exercise a Paid-Up Insurance Benefit option, if any, in the Contract; or
8)	the date you surrender your Contract.
The provisions contained in the Effect of Benefit Payments section of this rider apply even if this rider terminates.
Termination of this rider will not prejudice the payment of benefits for a Chronic Illness that occurred while the rider was inforce.

Signed for Kansas City Life Insurance Company, a stock company, at its Home Office, 3520 Broadway, PO BOX 219139, Kansas City, MO 64121-9139.
[	]
[Secretary]	[President, CEO and Chairman]

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